Filed by Citigroup Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                  Subject Company:  Golden State Bancorp, Inc.
                                                  Commission File No. 000-29654




[citigroup logo]                                  [GSB GoldenStateBancorp logo]

================================================================================

                    Acquisition of Golden State Bancorp

                                May 21, 2002

Citigroup to Acquire Golden State Bancorp
-------------------------------------------------------------------------------

o    Strong retail banking franchise in the West
     -   $54 billion in assets; $25 billion in deposits
     -   352 branches; 500 ATMs
     - #5 in California with 4.5% deposit market share and #6 in Nevada with 4.7% deposit market share
     - Significant mortgage servicing business - #8 mortgage servicer in the U.S.

o    Strengthens Citigroup's retail banking position in attractive market
     - California is largest deposit market in U.S. with $492 billion of deposits
     - Increases Citibank's California deposit market share to 5.8% from 1.3%; total U.S. market share increases to 4.2% from 3.5%

o    Builds distribution capability
     -   Increases total branches by 352 to 797
     -   Leveraging success of Citibanking sales model
     -   Provides additional $25B in deposit funding

Transaction Overview
------------------------------------------------------------------------------

Price:                     Approximately $5.8 billion - $40.09 per share

Consideration Paid:
         Aggregate -       Fixed pool of 75.9MM shares plus $2.4B cash
         Per Share -       .5234 Citigroup shares plus $16.40 cash

Consideration Mix:         Approximately 60% Citigroup stock, and 40% cash

Premium over
Closing Price (5/21/02):   10.0%

Price/2003E EPS:           10.8x

Price/Tangible Book:       2.83x
(3/31/02)

Transaction Structure:     Tax-free exchange on shares received

Anticipated Closing:       By year-end 2002

Required Approvals:        GSB shareholders and customary regulatory approvals


Overview of GSB
-----------------------------------------------------------------------------------------------------------------
GSB                                              |  DEPOSIT COMPOSITION
GoldenStateBancorp                               |  ($B)
logo                                             |  [BAR CHART SHOWING THE FOLLOWING]
                                                 |
CALFED         o   5th largest depository        |                  1996    1997    1998    1999    2000    2001
logo               institution in CA             |                  ----    ----    ----    ----    ----    ----
               o   352 branches                  |                  $8.5    $16.2   $24.6   $23.0   $23.3   $25.1
                   (335 in CA; 17 in NV)         |
                                                 | Time Deposits     65%     64%     53%     52%     54%     50%
                                                 | MM/Savings Dep    26%     28%     35%     38%     35%     39%
1st            o   8th largest mortgage          | Demand Deposits    8%      7%     12%     10%     11%     11%
Nationwide         servicer in U.S.              |
Mortgage           -  $89B serviced for          |
logo                  others at 12/31/01         |
               o   Among 20 largest mortgage     | LOAN COMPOSITION (as of 3/31/02)
                   originators in U.S.           |
                   -  $26B in 2001               |     [PIE CHART SHOWING THE FOLLOWING]
                                                 |
CALFED         o   $1.2 billion in sales         |    Commercial Real Estate      17%
INVESTMENTS        -  32% mutual funds           |    Other                        3%
logo               -  30% fixed annuities        |    Auto                         5%
                   -  30% variable annuities     |    Home Equity                  2%
                   -  8% insurance/other         |    Residential Mortgage        74%
               o   1,055 licensed sales reps     |
                                                 |         Total: $38.9 billion
AUTO ONE       o   $1.9 billion outstandings     |         --------------------
Acceptance         (12/01)                       |
Corporation    o   2001 loan production $1.2     |
logo               billion                       | Source: 12/01, 10-K
                                                 |


Significantly Builds Market Share in Key Markets
-------------------------------------------------------------------------------

CALIFORNIA
($B)
------------------------------------------------------------------------------
  Rank    Company                                Deposits        Market Share
------------------------------------------------------------------------------
    1     Bank of America                          $108.5               22.1%
    2     Wells Fargo                                68.8                13.9
    3     Washington Mutual                          59.7                12.1
------------------------------------------------------------------------------
          Citi-Golden State Pro Forma                28.3                 5.8
------------------------------------------------------------------------------
    4     UnionBanCal                                25.3                 5.1
------------------------------------------------------------------------------
    5     Golden State                               21.9                 4.5
------------------------------------------------------------------------------
    6     Golden West                                18.9                 3.9
    7     BNP Paribas                                14.9                 3.0
    8     Comerica                                   12.4                 2.5
    9     Downey                                      8.9                 1.8
   10     City National                               7.0                 1.4
   11     Zions                                       6.7                 1.4
------------------------------------------------------------------------------
   12     Citigroup                                   6.4                 1.3
------------------------------------------------------------------------------



NEVADA
($B)
-------------------------------------------------------------------------------
    Rank     Company                                Deposits       Market Share
-------------------------------------------------------------------------------
     1       Wells Fargo & Co.                         $ 5.5         26.0 %
     2       Bank of America Corp.                       4.9         23.0
-----------------------------------------------------------------------------
             Citigroup + GSB                             2.4         11.4
-----------------------------------------------------------------------------
     3       Zions Bancorp.                              2.0          9.6
     4       U.S. Bancorp                                1.5          6.8
-----------------------------------------------------------------------------
     5       Citigroup                                   1.4          6.7
-----------------------------------------------------------------------------
     6       Golden State Bancorp                        1.0          4.7
-----------------------------------------------------------------------------
     7       Colonial BancGroup Inc.                     0.7          3.4
     8       Bankwest Nevada Corp.                       0.5          2.4
     9       BNP Paribas Group                           0.5          2.1
     10      Marshall & Ilsley Corp.                     0.4          1.8


                                  California        Nevada          U.S.
---------------------------------------------------------------------------
Total Deposit CAGR 1997-2001          5.7%             8.3%           5.4%
Average Household Income           $69,681          $63,955        $61,904


---------------------------------------------------------------------------
   Opportunity to further expand in fast-growing Hispanic banking market, leveraging recent Banamex acquisition
---------------------------------------------------------------------------

Source: SNL Report data as of 6/30/01

Capitalize Best-in-Class Retail Platform
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 Citibanking North America                             Product Sales Growth
       Core Income                                        1998-2001 CAGR
 ($MM)                                                    ---------------
                                                  Home Equity Apps           83%
[CHART ILLUSTRATING THE FOLLOWING]                Personal Loan Apps         32%
                                                  Proprietary Inv. Products  24%
                     3-Yr CAGR                    Investment Products        12%
                        71%                       Deposit Accounts           11%
                                                  Checking Accounts          11%
             1998    1999    2000   2001
             ---------------------------
             $124    $373    $501   $616


# Branches   376      371    367     445

Opportunity to Enhance Productivity
------------------------------------------------------------------------------

First Quarter 2002

   [BAR CHART ILLUSTRATION]                         [BAR CHART ILLUSTRATION]

     Revenue Per Branch                              Net Income per Branch
          ($MM)                                               ($MM)

        GSB     Citibank NA                               GSB     Citibank NA
1Q02    1.20       1.73                           1Q02    0.31       0.41

Branch Model Comparison
------------------------------------------------------------------------------

   1Q02 Average Investment                          Licensed Sales Force
   Revenue Per Branch ($M)

   [BAR CHART ILLUSTRATION]                   Cal Fed         CBNA        Total

                                               1,055    +     1,879   =   2,934
         Cal       Fed Citibank
1Q02    $49.00        $126


                                   Demographics

                                Cal Fed                 Citibank
                                -------                 --------
            -----------------------------
                           Total    New*
            Age             50       41                    47
            Income($M)      57       60                    71




*New customers within the last 12 months

Leverage Successful Retail Integration Track Record
-------------------------------------------------------------------------------

      EAB Acquisition


[BAR CHART ILLUSTRATION]                            [BAR CHART ILLUSTRATION]

($MM)                                               ($MM)

       Revenue Per Branch                              Net Income per Branch

        EAB     Citibank NA*                              EAB     Citibank NA*
1Q01    1.23       1.68                           1Q01    0.25       0.41
1Q02    1.47       1.78                           1Q02    0.34       0.44




               o   Revenue synergies
                   -   Cross-sell non-traditional products
                   -   Core productivity improvements

               o   Expense synergies
                   -   Staff reductions
                   -   Redundant branch closings
                   -   Reduction in corporate overhead

* Excludes EAB

Fulfills Strategic Objectives
-------------------------------------------------------------------------------

o      Expands Citigroup distribution in key markets
       -   Acquiring high-quality, well-managed franchise
       - Builds market share in California, largest deposit market in U.S., and Nevada, one of the fastest growing deposit markets in U.S.

o      Opportunity to leverage best-in-class retail franchise
       -   Convert existing thrift model to full-service banking model

o      Significant synergy opportunities
       -   Enhanced product set
       -   Efficiency gains

o      Financially attractive transaction
       -   Builds Citigroup's deposit base to over $400 billion

     o Statements made today may include forward-looking information subject to risks, uncertainties and other factors that could materially affect actual results.

     o For further information please see Citigroup's reports filed with the SEC pursuant to the Securities Exchange Act of 1934 which are available at the SEC's website (www.sec.gov).